Exhibit 99.2

IN THE UNITED STATES BANKRUPTCY COURT

FOR THE NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079
:
Debtor.	:	JUDGE BONAPFEL

:

MOTION FOR AN ORDER EXPEDITING HEARING ON DEBTOR’S MOTION FOR

ENTRY OF AN ORDER PURSUANT TO RULE 9019(a) OF THE FEDERAL RULES OF

BANKRUPTCY PROCEDURE: (1) AUTHORIZING AND APPROVING A

SETTLEMENT AGREEMENT RESOLVING DISPUTES BETWEEN DEBTOR, THE

EQUITY COMMITTEE, EVOLUTION PARTIES, AND DEFENDANT PARTIES IN

RELATED LITIGATION; (2) AUTHORIZING AND APPROVING A SETTLEMENT

AGREEMENT BETWEEN DEBTOR, THE EQUITY COMMITTEE, AND DIRECTOR

AND OFFICER AND OTHER PARTIES; AND (3) AUTHORIZING RELEASE OF

EVOLUTION RESERVE AND LITIGATION EXPENSE RESERVE

COMES NOW CDC Corporation, debtor and debtor-in-possession in the above- captioned chapter 11 case (the “Debtor” or “CDC”), and files this motion (the “Motion”), seeking entry of an order expediting hearing on “Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties, and (3) Authorizing the Release of the Evolution Reserve and the Litigation Expense Reserve” filed on December 12, 2012 (the “Settlement Motion”). In support of this Motion, the Debtor respectfully shows the Court as follows:

JURISDICTION AND VENUE

1. This Court has jurisdiction over this Motion pursuant to 28 U.S.C. §§ 157 and 1334. Venue is proper in this district pursuant to 28 U.S.C. §§ 1408 and 1409. This is a core proceeding pursuant to 28 U.S.C. § 157(b)(2). The statutory predicate for the relief requested herein is 11 U.S.C. § 105.

INTRODUCTION AND BACKGROUND

2. On October 4, 2011, Debtor filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code, commencing this Chapter 11 case (the “Bankruptcy Case”). Debtor has remained in possession of its assets and has continued to operate its business and manage its property as a debtor in possession pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code.

3. On December 23, 2011, the Official Committee of Equity Security Holders for CDC Corporation (the “Committee”) was appointed in the Debtor’s bankruptcy case. The Debtor and the Committee are referred to herein as the “Debtor Parties.”

4. On July 3, 2012, the Debtor Parties filed the “First Amended Joint Plan of Reorganization for CDC Corporation” (the “First Amended Plan”; Docket No. 475).

5. On August 29, 2012, the Debtor Parties filed the “Second Amended Joint Plan of Reorganization for CDC Corporation” (the “Plan”; Docket No. 542) to make certain modifications to the First Amended Plan and to address certain matters raised in objections to confirmation.1 By Order entered September 6, 2012 (the “Confirmation Order”; Docket No. 551), the Court confirmed the Plan.

6. In accordance with the Plan and the Confirmation Order, before any of the Debtor’s assets are transferred to the Liquidation Trust and any subsequent distribution can be made to the holders of Beneficial Interests in the Liquidation Trust (i.e., equity security holders), appropriate reserves for Effective Date Available Cash, Disputed Claims, and Disputed Equity Interests must be established and approved by the Court. In addition, prior to any distribution to holders of Beneficial Interests in the Liquidation Trust, the Liquidation Trustee must reserve for Liquidation Trust Expenses to insure sufficient funds to pay such expenses.

[1]	Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Plan.

7. On or about April 27, 2012, Evolution Capital Management, LLC (“ECM”), Evolution CDC SPV Ltd. (“Evolution SPV”), Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M) (“M Fund”), Evo China Fund (“Evo China”) and E1 Fund, Ltd. (“E1 Fund”) (collectively, the “Evolution Parties”) filed an action alleging various torts against Aptean (f.k.a. CDC Software Corporation) (“CDC Software”), Wong Chung Kiu (a.k.a. C.K. Wong) (“C.K. Wong”), Yip Hak Yung (a.k.a. Peter Yip) (“Yip”), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited) (“APOL”), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien) (“Ch’ien”), Francis Kwok-Yu Au (“Au”), Donald L. Novajosky (“Novajosky”), Monish Bahl (“Bahl”), Thomas M. Britt III (“Britt”), Wong Kwong Chi (a.k.a. Simon Wong) (“S. Wong”), and Wang Cheung Yue (a.k.a. Fred Wang) (“Wang”) (collectively, the “NY Defendant Parties”) in the Supreme Court for the State of New York, styled: Evolution Capital Management, LLC, Evolution CDC SPV Ltd., Global Opportunities Fund Ltd., SPC, Segregated Portfolio M (f.k.a. Evolution Master Fund Ltd., SPC, Segregated Portfolio M), Evo China Fund and E1 Fund, Ltd. Vs. CDC Software Corporation, Wong Chung Kiu, Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang), Index No. 651395/2012, which was subsequently removed by APOL to the United States Court for the Southern District of New York, Case No. 1:12-cv-04841 (AJN) (the “New York Action”).

8. On or about May 1, 2012, ECM filed Proof of Claim No. 30 in the Bankruptcy Case alleging various torts against the Debtor (the “ECM Proof of Claim”)

9. The NY Defendant Parties have raised various claims for indemnification against the Debtor arising from the New York Action. A number of the NY Defendant Parties have filed proofs of claim in the Bankruptcy Case seeking indemnification from the Debtor for any and all losses, fees and expenses incurred by them in connection with the New York Action (collectively, the “Indemnity Claims”).

10. As a result of the New York Action and the ECM Proof of Claim, pursuant to Order of the Court dated October 18, 2012 (the “Evolution Reserve Order”; Docket No. 594), the Debtor has established two separate reserves: (a) the “Evolution Reserve” in the amount of $32,500,000.00, to satisfy the Debtor’s obligations, if any, to make payment to ECM in connection with the ECM Proof of Claim and/or any payment required to be made in connection with any of the Indemnity Claims; and (b) the “Litigation Expense Reserve” in the initial amount of $10,000,000.00 to satisfy the Debtor’s obligations, if any, to advance or otherwise make payment on any of the Indemnity Claims for fees and other expenses incurred by any of the NY Defendant Parties in the New York Action. As of October 31, 2012, Debtor had paid a total of $862,729.29 to counsel for various NY Defendant Parties. Thus, the balance in the Litigation Expense Reserve as of October 31, 2012 was $9,137,270.71.

11. On or about August 31, 2012, the Debtor filed an Adversary Complaint against the Evolution Parties alleging various breaches of a settlement agreement and challenging the ECM Proof of Claim, Adversary Proceeding No. 12-05441 (the “Adversary Proceeding”).

12. On or about October 17, 2012, ECM moved to withdraw the reference of certain portions of the Adversary Proceeding from the Bankruptcy Court to the United States District Court for the Northern District of Georgia.

13. On or about November 6, 2012, the Committee filed an Intervenor Complaint against the Evolution Parties in the Adversary Proceeding.

14. In light of the risks, cost, and delays associated with the disputes between the Parties arising out of: (i) the New York Action, (ii) the ECM Proof of Claim, and (iii) the Adversary Proceeding, the Debtor Parties, the Evolution Parties, and the New York Defendant Parties (collectively, the “Parties”) have reached tentative agreements to settle all asserted and potential claims between or among the Parties arising out of or relating to these disputes. Debtor describes below the general terms of the settlements.

THE SETTLEMENT MOTION

15. The settlement terms are subject to complete documentation. The essential terms are reflected in the two interdependent agreements attached to the Settlement Motion, marked Exhibits “A” and “B,” and made a part hereof by reference. Upon finalization, the settlement agreements will be substantially similar to Exhibits “A” and “B.” Exhibit “A” is an agreement between the Evolution Parties, the Debtor Parties, and the NY Defendant Parties (the “Evolution Settlement Agreement”). Exhibit “B” is an agreement between the Debtor Parties and all of the NY Defendant Parties (the “Side Agreement”).

16. In general, the settlements provide as follows:

A. Following entry of an order approving the settlements, the Debtor shall pay the Evolution Parties the sum of Seven Million Eight Hundred Thousand Dollars ($7,800,000.00), and CDC Software will contemporaneously pay the Debtor $400,000.00;

B. All Parties shall mutually release each other from all claims related to or arising out of the New York Action;

C. The New York Action and the Adversary Proceeding will be dismissed, with prejudice;

D. ECM will withdraw the ECM Proof of Claim; and

E. Sums reserved for the Evolution claims and indemnified litigation costs will be released.

The foregoing summary describes both settlements. Execution and approval of both settlements is a condition to either settlement.

RATIONALE FOR SETTLEMENT

17. Debtor, in the exercise of its business judgment, and with the agreement of the Committee, has concluded that the settlements are fair and reasonable. Debtor further contends that the settlements are in the best interest of Debtor, the estate of Debtor, and all parties in interest in this case.

Relief Requested

18. By this Motion, the Debtor requests entry of an order, pursuant to Section 105(a) of the Bankruptcy Code and Rule 9006(c)(1) of the Federal Rules of Bankruptcy Procedure, shortening applicable notice periods and scheduling a hearing on an expedited basis to consider the Settlement Motion.

19. Expedited hearing is needed on the Settlement Motion because a condition of the settlement is approval and implementation of the agreements by December 31, 2012. Moreover, the Debtor has already advanced, to date, approximately $1,000,000 to the five defense firms who represent all of the NY Defendant Parties other than CDC Software, and certain tax considerations make present settlement advantageous for both the Evolution Parties and equity holders in the Debtor. These tax considerations may change at the end of the calendar year. Failure to reach agreement and implement a settlement before January 1, 2013 will likely result in a lost opportunity to settle these disputes for many months, if not years.

BASIS FOR RELIEF

20. Section 105 of the Bankruptcy Code allows the Court to enter any necessary or appropriate order and provides, in part, as follows:

The court may issue any order, process, or judgment that is necessary or appropriate to carry out the provisions of this title.

11 U.S.C. § 105(a).

21. Section 105 of the Bankruptcy Code codifies the inherent equitable powers of the bankruptcy court. See Croton River Club, Inc. v. Half Moon Bay Homeowners’ Assoc., Inc., (In re Croton River Club), 52 F.3d 41, 45 (2nd Cir. 1995).

22. To require Debtor to comply with otherwise applicable notice requirements set forth in the Federal Rules and Bankruptcy Procedure would cause immediate and irreparable harm to the estate and impair the Debtor’s ability to consummate the proposed settlements.

23. Accordingly, Debtor respectfully requests that this Court enter an order shortening applicable notice periods and scheduling a hearing on an expedited basis to consider the Settlement Motion.

Notice

24. Notice of this Motion was provided to the United States Trustee and counsel who have entered appearances in this case. In light of the nature of the relief requested herein, Debtor asserts that such notice is sufficient and no further notice is required.

WHEREFORE, Debtor respectfully requests that this Court:

(a) grant this Motion;

(b) schedule an expedited hearing on the Settlement Motion; and

(c) grant such other and further relief as the Court deems just and proper.

Respectfully submitted this 12th day of December, 2012.

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for the Debtor

	By:	/s/ William D. Matthews
3343 Peachtree Road NE, Suite 550 Atlanta, GA 30326 (404) 262-7373 (404) 262-9911 (facsimile)		James C. Cifelli Georgia Bar No. 125750 jcifelli@lcsenlaw.com Gregory D. Ellis Georgia Bar No. 245310 GEllis@lcsenlaw.com William D. Matthews Georgia Bar No. 470865 WDM@lcsenlaw.com

CERTIFICATE OF SERVICE

This is to certify that I have this day served a true and correct copy of the foregoing Motion upon all those parties listed below by electronic mail as shown:

David S. Weidenbaum

James H. Morawetz

Office of the United States Trustee

362 Richard B. Russell Building

75 Spring Street, S.W.

Atlanta, GA 30303

david.s.weidenbaum@usdoj.gov

jim.h.morawetz@usdoj.gov

C. Edward Dobbs

James S. Rankin

Joshua J. Lewis

Parker, Hudson, Rainer & Dobbs, LLP

1500 Marquis Two Tower

285 Peachtree Center Avenue, N.E.

Atlanta, GA 30303

jrankin@phrd.com

edobbs@phrd.com

jlewis@phrd.com

Timothy T. Brock

Aaron M. Zeisler

Abigail Snow

Satterlee Stephens Burke & Burke, LLP

230 Park Avenue, 11th Floor

New York, NY 10169

tbrock@ssbb.com

azeisler@ssbb.com

asnow@ssbb.com

Thomas J. Fleming

Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Park Avenue Tower

65 East 55th Street

New York, NY 10022

tfleming@olshanlaw.com

Gus H. Small

Anna Mari Humnicky

Cohen Pollock Merlin & Small, P.C.

3350 Riverwood Parkway, Suite 1600

Atlanta, GA 30339

gsmall@cpmas.com

ahumnicky@cpmas.com

Alan Kolod

Alan E. Gamza

Abraham Y. Skoff

Moses & Singer, LLP

The Chrysler Building

405 Lexington Avenue

New York, NY 10174

akolod@mosessinger.com

agamza@mosessinger.com

askoff@mosessinger.com

J. Robert Williamson

John T. Sanders, IV

Scroggins & Williamson, P.C.

1500 Candler Building

127 Peachtree Street, N.E.

Atlanta, GA 30303

rwilliamson@swlawfirm.com

jsanders@swlawfirm.com

Jeffrey W. Kelley

J. David Dantzler, Jr.

Stephen S. Roach

Troutman Sanders, LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, GA 30308-2216

jeffrey.kelley@troutmansanders.com

david.dantzler@troutmansanders.com

stephen.roach@troutmansanders.com

David W. Cranshaw

Morris, Manning & Martin, LLP

3343 Peachtree Road, N.E., Suite 1600

Atlanta, GA 30326

dwc@mmmlaw.com

Nicole L. Greenblatt

Alexandra P. Kolod

Kirkland & Ellis, LLP

601 Lexington Avenue

New York, NY 10022

ngreenblatt@kirkland.com

alexandra.kolod@kirkland.com

Stuart Casillas

Kirkland & Ellis, LLP

555 California Street

San Francisco, CA 94104

stuart.casillas@kirkland.com

Joseph D. Stutz, General Counsel

CDC Corporation

2002 Summit Boulevard, Suite 700

Atlanta, GA 30319

jstutz@cdcgs.com

Marcus A. Watson, Chief Restructuring Officer

CDC Corporation

c/o Finley, Colmer and Company

5565 Glenridge Connector, Suite 300

Atlanta, GA 30342

marc@finleycolmer.net

Henry F. Sewell, Jr.

David E. Gordon

McKenna Long & Aldridge LLP

303 Peachtree Street, Suite 5300

Atlanta, GA 30308

hsewell@mckennalong.com

dgordon@mckennalong.com

Eric Lopez Schnabel

Robert W. Mallard

Jessica Mikhailevich

Dorsey & Whitney, LLP

51 W. 52nd Street

New York, NY 10019

schnabel.eric@dorsey.com

mallard.robert@dorsey.com

mikhailevich.jessica@dorsey.com

Raj Gulati

Broad Crossing, Inc.

6 Cornish Court

Dix Hills, NY 11746

rgulati@broadcrossing.com

Rajan Vaz

29 Rosenbrook Drive

Lincoln Park, NJ 07035

Rajan_vaz@yahoo.com

Arthur J. Steinberg

King & Spalding, LLP

1185 Avenue of the Americas

New York, NY 10036

asteinberg@kslaw.com

Daniel P. Goldberg

Holwell Shuster & Goldberg, LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

dgoldberg@hsgllp.com

Susan R. Sherrill-Beard

Senior Trial Counsel/Bankruptcy

U.S. Securities and Exchange Commission

Atlanta Regional Office

3475 Lenox Road, N.E., Suite 1000

Atlanta, GA 30326-1232

Sherrill-BeardS@sec.gov

Jesse H. Austin, III

Paul, Hastings, Janofsky & Walker LLP

600 Peachtree Street, N.E., Suite 2400

Atlanta, GA 30308

jessaustin@paulhastings.com

Scott B. Riddle

Suite 1530 Tower Place

3340 Peachtree Road, N.E.

Atlanta, GA 30326

sbriddle@mindspring.com

Michael H. Goldstein

Stutman, Treister & Glatt

1901 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

mgoldstein@stutman.com

Lee B. Hart

Greenberg Traurig, LLP

Terminus 200

3333 Piedmont Road, Suite 2500

Atlanta, GA 30305

hartle@gtlaw.com

Scott A. Cummings

Dorsey & Whitney

Kearns Building

136 South Main Street, Suite 1000

Salt Lake City, UT 84101

cummings.scott@dorsey.com

Steve Estep

Cohen, Cooper, Estep & Allen

3330 Cumberland Boulevard, Suite 600

Atlanta, GA 30339

sestep@ccealaw.com

Erin N. Brady

Jones Day

555 South Flower Street, 15th Floor

Los Angeles, CA 90071

enbrady@JonesDay.com

Charles T. Spada

Lankler Siffert & Wohl LLP

500 Fifth Avenue, 33rd Floor

New York, NY 10110

CSpada@lswlaw.com

Karen A. Grus

Holwell Shuster & Goldberg LLP

335 Madison Avenue, 9th Floor

New York, NY 10017

kgrus@hsgllp.com

Stephen S. Roach

Troutman Sanders LLP

Bank of America Plaza

600 Peachtree Street, Suite 5200

Atlanta, GA 30308

stephen.roach@troutmansanders.com

This 12th day of December, 2012.

/s/ William D. Matthews
William D. Matthews
Georgia Bar No. 470865
3343 Peachtree Road NE, Suite 550	WDM@lcsenlaw.com
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)